Exhibit 4.2

Certificate Number	SHARES
___	___

SERIES III PREFERRED STOCK, PAR VALUE $1.00

Cargo Connections Logistics Holding Inc.

Incorporated Under the Laws of the State of Florida

THIS CERTIFIES THAT

______________

[SPECIMEN]

is the registered owner of _____________ shares of fully paid and non-assessable Series III Preferred Stock, par value $1.00 per share, issued by:

Cargo Connection Logistics Holding, Inc.

(The “Corporation”) transferable upon the books of said Corporation by the named holder(s) hereof in person or by duly authorized attorney, upon the surrender of this certificate properly endorsed at the office of the Corporation. Each share hereof may be exchanged for such number of shares of the Corporation’s Common Stock, par value $1.00 as determined pursuant to the Articles of Amendment to Articles of Incorporation to filed by the Corporation with the Secretary of State of the State of Florida on September 15, 2003 as well as the Resolution of the Board of Directors of the company designating that ________ shares of the Corporation’s Series III Preferred Stock that the rights, preferences, and privileges of the Series III Preferred Stock are relative to those of the Series IV Preferred Stock par value $1.00, designated to Triple Crown Consulting, Inc. in the Articles of Amendment set forth above (“Designation”). The holder(s) hereof have certain dividend, liquidation preference, redemption, voting, approval and other rights with respect to the shares represented hereby as set forth in the Designation. A copy of the Designation is available for inspection by the holder(s) at the offices of the Corporation.

IN WITNESS the seal of the Corporation and the true signatures of its duly authorized officers are set forth below.

Dated:

Jesse Dobrinsky, President	Scott Goodman, Chief Financial Officer